                                              File Nos. 70-8555


CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NEES GLOBAL, INC. (NG)
(Formerly NEES GLOBAL TRANSMISSION, INC. (NGT))


     In accordance with the orders of the Securities and Exchange Commission dated September 4, 1992 and May 15, 1995, the following is a report for the second quarter of 1999:

     1.Effective May 1, 1998, NGT changed its name to NEES Global, Inc. (NG). NG is a Massachusetts corporation which was formed in January 1992. NG was not capitalized until October 13, 1992, when one thousand shares of NG common stock were issued to New England Electric System (NEES).

On June 25, 1998, New England Water Heater Co., Inc. (NEWH), an energy-related company, became a wholly-owned subsidiary of NG in accordance with Rule 58 of the Act. The company's financial statements are consolidated with NG. In the third quarter of 1998, NEWH purchased at net book value all rental water heaters from its affiliates, Massachusetts Electric Company and The Narragansett Electric Company.

NG is a party to an agreement with a company located in Pennsylvania to provide ongoing work as a subcontractor for electric meter retrofit services. The work took place in Massachusetts. The contract has been terminated, no additional revenue will be recognized.

NG entered into agreements with companies located in Canada, Washington, DC, Washington, Massachusetts, New Jersey, New York, and Virginia to provide consulting services. A total of $230,000 in revenue was recognized in the second quarter of 1999.


     2.As of June 30, 1999, NEES had purchased 1,000 shares of NG common stock and had made subordinated loans and other paid-in capital contributions to NG totaling $24,826,000 and $4,353,000, respectively.

     3.As of June 30, 1999, NG employed no permanent personnel. However, during the three-month period ending June 30, 1999, 68 employees of associated companies of NEES billed portions of their time to NG.

     4.As of June 30, 1999, NG had not purchased or received from associated companies of NEES any intellectual property.

           5.During the three-month period ended June 30, 1999, NG received legal, financial, and other administrative services from New England Power Service Company, amounting to $200,000.

     6.Attached in Exhibits A through C are the consolidated financial statements of NG. These statements include a balance sheet, income statement, and statement of cash flows. All significant intercompany transactions have been eliminated.

In May 1995, NG invested $1,000,000 in Separation Technologies, Inc. (STI). This investment is in the form of 153,846 shares of 6% cumulative convertible preferred stock. NG also provides maintenance services for STI equipment on an as needed basis, for which no revenue was recognized in the second quarter of 1999.

     In August 1997, NG invested $1,400,000 in Nexus Energy Software, Inc. in the form of 1,000,000 shares of Series A Preferred Stock. An additional investment of $750,000 was made in October 1998 in the form of 300,000 shares of Series B Preferred Stock.



SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8555) to be signed on its behalf by the undersigned officer thereunto duly authorized.


               NEES GLOBAL, INC.


                   s/ Anthony C. Pini
               By: _________________________________
                   Anthony C. Pini
                   President


Date:  August 30, 1999